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                             January 31, 2024

       Gavin Michael
       Chief Executive Officer
       Bakkt Holdings, Inc.
       10000 Avalon Boulevard, Suite 1000
       Alpharetta, Georgia 30009

                                                        Re: Bakkt Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 26,
2023
                                                            Response Dated
January 19, 2024
                                                            File No. 333-271438

       Dear Gavin Michael:

              We have reviewed your January 19, 2024 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2024 letter.

       Response Dated January 19, 2024

       General

   1. We reissue comment 3 of our letter dated June 12, 2023, in part. Please revise to disclose whether and how the
recent completion of Ethereum   s transition to Proof-of-Stake
                                                        consensus has impacted
your analysis, if any, of whether a particular crypto asset that you make available on your
platform is a    security    within the meaning of Section 2(a)(1) of
                                                        the Securities Act.
 Gavin Michael
FirstName  LastNameGavin Michael
Bakkt Holdings, Inc.
Comapany
January 31,NameBakkt
            2024      Holdings, Inc.
January
Page 2 31, 2024 Page 2
FirstName LastName
Annex A
A crypto asset's status as a "security" in any relevant jurisdiction..., page
11

2. We note your response to comment 13. Please revise your disclosure to identify the risk that you could be subject to judicial or administrative sanctions for acting as a clearing agency without appropriate registration.
Liquidity Providers, page 22

3. Refer to your proposed disclosures on page 22 of Annex A. At the bottom of page 22, you state that Bakkt Crypto settles with its liquidity providers on a
daily or    other post-
         trade, non-real-time basis...." Please revise to clarify the frequency that, or the
         circumstances under which, Bakkt Crypto settles with its liquidity providers at a frequency other than daily or intra-day, and discuss any risks associated with settling less frequently than daily.
Custody Services for the Crypto Assets Supported for Trading, page 23

4. Your response to comment 11 indicates, among others, that all of the keys for the cold wallets BitGo has established to hold Bakkt Crypto assets are held by BitGo and stored in cold storage. However, we also note your proposed disclosure on page 23 of Annex A that
         "[u]nder the BitGo Custody Agreement, BitGo, at Bakkt Crypto   s
direction, establishes
         and maintains wallets for the storage of crypto assets, including cold wallets where BitGo holds a majority of the keys and a majority of those keys are stored offline..." (emphasis added). Please explain this apparent inconsistency and revise your disclosure as necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets
cc:      Matt Lyons